POWER OF ATTORNEY

The undersigned, as trustees of The Harari 2010 Children Remainder Trust – DAH, a reporting person with respect to CapsoVision, Inc. (the "Company"), hereby constitute and appoint Peter Bergman and Jack Hayden, and each of them, the undersigned's true and lawful attorney-in-fact to:

1. Complete and execute Form ID, Forms 3, 4 and 5 and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company; and

2. Complete and execute Form ID, Schedule 13D and/or 13G and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company; and

3. Do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate.

The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, any of the undersigned's responsibilities to comply with Section 16 or Regulation 13D-G of the Securities Exchange Act of 1934, as amended, or the rules and regulations of the Securities and Exchange Commission.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or a Schedule 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Company and the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 4th day of October, 2025.

THE HARARI 2010 CHILDREN REMAINDER TRUST – DAH

By: /s/ Eliyahou Harari
     Eliyahou Harari, Trustee

By: /s/ Britt Harari
     Britt Harari, Trustee